SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

TABLE OF CONTENTS Signature Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: May 13, 2014

Press Release May 13, 2014

UPDATE ON THE DRILL CAMPAIGNS AT WABAMISK AND COULON

Virginia Mines Inc. (“Virginia”) is pleased to release the results of its drill campaigns carried out in winter 2014 on its Wabamisk and Coulon properties both located in the James Bay region.

WABAMISK PROPERTY

In winter 2014, Virginia carried out a drill campaign on its Wabamisk property located in the region of the Opinaca Reservoir, on the James Bay territory. The property consists of 1,004 designated claims covering a surface of 527 square kilometres within the Eastmain Achaean volcano-sedimentary belt.

Drilling consisted of 15 new holes (WB 14 030 to 044) and the extension of two former holes (WB 13 016Ext and WB 13 025Ext) for a total of 3,210 metres. Work aimed at testing the vertical continuity of the Mustang Vein and of other showings of the main stripping area to depths of 125 to 250 metres beneath the surface. Some holes also tested at shallow depth the extension of the new Challenger and Interceptor gold showings discovered in summer 2013 as well as a geological target in the east portion of the Wabamisk grid.

In the main area, drilling confirmed the vertical continuity of the Mustang Vein down to a depth of about 250 metres and also extended its lateral extension to the east over a distance of 150 metres or so. Given the free and coarse nature of gold in the Mustang Vein, drilling returned varying results but two sectors yielded better values overall. The gold structure is well developed in the inflexion zone of the Mustang Vein where holes WB 14 033 and WB 14 037 crosscut mineralized intersections of decametric thicknesses. The Mustang Vein, which reaches over 6 metres, lies within a plurimetric envelope of highly altered and mineralized meta-wackes (quartz-sericite-tourmaline-biotite-chlorite-arsenopyrite-pyrite). Hole WB 14 033 returned a mineralized intersection grading 1.69 g/t Au over 13.8 metres, including 2.27 g/t Au over 6.7 metres in the Mustang Vein. Hole WB 14 037 yielded 1.31 g/t Au over 11.75 metres, including 2.19 g/t Au over 2.7 metres in the Mustang Vein. Visible gold was observed in the vein in hole WB 14 033. These intersections are located under hole WB 13 004, which returned 22.64 g/t Au over 2.25 metres in the Mustang Vein (see Mustang longitudinal section). The vein remains totally open at depth in this area. Interesting results were also obtained in the newly defined extension of the Mustang Vein towards the east. Hole WB 14 036 confirmed the continuity of the Mustang Vein under thick overburden with an intersection grading 18.5 g/t Au over 1.9 metres. The vein hosts grains of visible gold. The vertical extension of this intersection was tested and confirmed by the extension of hole WB 13 016, which crosscut two quartz veins grading 64.0 g/t Au over 0.5 metres and 11.6 g/t Au over 0.4 metres. Visible gold was also observed in these two veins. The gold structure remains entirely open at depth and its lateral continuity to the east is confirmed by hole WB 14 038.

Drilling carried out in the main area also confirmed the presence of several other parallel gold structures that appear to develop to the north of the Mustang Vein. The network of veins and veinlets so far remains little tested but it returned several interesting intersections comprising, in particular, 39.05 g/t Au over 0.9 metres (WB 14 034), 3.61 g/t Au over 4 metres (WB 14 036), 5.24 g/t Au over 2 metres (WB 14 039) and 1.73 g/t Au over 7.4 metres (WB-14-037), in 2014, as well as 1.98 g/t Au over 13.4 metres (including 4,14 g/t Au over 4 metres) (WB 13 015), 6.02 g/t Au over 3.2 metres and 18.05 g/t Au over 0.8 metres (WB 13 025) in 2013. Many of these intersections may be correlated together, suggesting a good continuity of these gold structures. Closely-spaced grid drilling will be needed to test this interpretation. These gold structures clearly remain entirely open laterally and at depth.

Elsewhere on the property, hole WB 14 042 confirmed at shallow depth the extension of the Interceptor showing with an intersection grading 22.9 g/t Au over 1 metre. The three other holes in the Interceptor-Challenger sector only returned anomalous values in metric thicknesses. It is to be noted that the Interceptor showing lies within an auriferous corridor situated four kilometres to the north of the corridor hosting the Mustang Vein, in the same sequence of folded sedimentary rocks.

Complete results of the Wabamisk drilling campaign are included in Table 1 and are illustrated in the Wabamisk surface plan (annexed). The true thickness of the mineralized zones is approximately 80% of the length of the drill intersections.

Virginia is encouraged by the results of the winter 2014 drilling program. The vertical continuity of the Mustang Vein is confirmed down to a depth of 250 metres and its lateral extension is extended by 150 metres to the east where it remains entirely open in a sector covered with overburden. Notwithstanding the variability in results arising from the free nature of gold, drilling highlighted two sectors that gathered the best values in the inflexion zone and in the east extension of the Mustang Vein. Drilling also revealed the emergence of many other gold structures developed in parallel with the Mustang Vein. This network of veins and veinlets, which remains entirely open laterally and at depth, already returned interesting results despite the wide spacing of drilling. Based on these results, additional drilling is fully justified in order to pursue the evaluation of the Mustang Vein and of other parallel structures.

Finally, the Wabamisk project also covers other gold corridors and sectors that have been somewhat explored thus far. Surface work including mechanical stripping, rock sampling and detailed mapping is planned for the coming summer. Work will target the CIT corridor (Challenger-Interceptor-Trailblazer) and its west extension, the west extension of the Mustang corridor as well as many other favourable sectors defined by previous work.

COULON PROPERTY

In winter 2014, Virginia completed an exploration program on the Coulon base-metal project. It is to be noted that the Coulon project is developed in partnership with SODÉMEX Développement, s.e.c. (“SODÉMEX”) (a subsidiary of Caisse de dépôt et placement du Québec), Fonds de solidarité des travailleurs du Québec (F.T.Q.), jointly with Fonds régional Nord-du-Québec, (collectively the “Fonds”) and SIDEX, s.e.c. (“SIDEX”). The current participation of each party is as follows: Virginia (89.8%), SODÉMEX (4.08%), le Fonds (4.08%) and SIDEX (2.04%). The project is located 15 kilometres north of the Fontange airport and consists of 498 designated claims covering a surface of 247 square kilometres.

The winter 2014 exploration program included a 15,678-metre drilling program as well as a component of ground and borehole geophysical surveys. Drilling aimed at testing the extensions of Lens 257, Lens 43 and Lens 201. In total, seven new holes as well as the extension of an existing hole were realized in the favourable horizon of Lens 257, while four holes were extended and two holes drilled in the favourable horizon of Lens 43-S. Two holes tested the north extension of Lens 201 while another hole was drilled in the area of Lens 16-17. Finally, seven short holes were drilled in the Spirit area while another three tested the favourable stratigraphy (see Coulon surface plan). As regards the geophysics, a ground geophysical survey of 112.4 kilometres (Infinitem) was carried out while 25 holes were surveyed with down-hole Infinitem.

Most of the holes drilled in the horizon hosting Lens 257 intersected a fertile volcanic sequence characterized by strong hydrothermal alterations and by metric, disseminated to massive sulphide zones. The best values were obtained in the north-east extension of Lens 257 with results of 14.17% Zn, 1.47% Cu and 54.18g/t Ag over 3.9 metres in hole CN 14 276, and of 1.16% Zn, 2.52% Cu and 46.9 g/t Ag over 1 metre in hole CN 14 286 (see horizontal projection of Lens 257). Hole CN 14 278 and the extension of hole CN 08 214 missed the projected extension of Lens 257 to the north-east and, consequently, did not crosscut any significant mineralized zones. Furthermore, holes CN 14 278 and CN 14 286 intercepted a secondary mineralized horizon, which returned 1.91% Zn, 0.95% Cu and 22.94 g/t Ag over 2.7 metres and 3.05% Zn, 0.95% Cu and 36 g/t Ag over 5.8 metres, respectively. This horizon is likely to correspond to the horizon bearing Lens 08. The length of all these intersections is very close to the true thickness of the mineralized zones. Hole CN 14 290 testing the southwest extension of Lens 257 did not crosscut any significant mineralization. Holes CN 14 292B, CN 14 293 and CN 14 296B tested the horizon bearing Lens 257 more than 500 metres to the southwest of Lens 257. These holes failed to intercept significant mineralized zones; however, hole CN 14 296B revealed an interesting off-hole geophysical anomaly. This hole is located in the area of hole CN 11 242, which crosscut, along the same mineral-bearing-horizon, a mineralized interval grading 2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.2 metres.

These results confirm the northeast continuity of Lens 257, which is now followed over a lateral distance of over 415 metres, at a vertical depth varying between 550 to 850 metres beneath the surface. Lens 257 seems to appear as an elongated mineralized body in accordance with a northeast-southwest direction, dipping moderately to the northwest and plunging gently to the northeast. The lens remains open at depth and is partially restricted to the east by holes CN 12 272 and CN 13 267, and to the west by hole CN 13 269B. The southwest extension of the lens appears to be partly limited by hole CN 14 290. The mineral-bearing-horizon of Lens 257 remains unexplored over a segment of over 400 metres between hole CN 14 290 and the mineralized intersection of hole CN 11 242 previously mentioned.

In the area of Lens 43, the extension of four drill holes aimed primarily at testing the horizon of Lens 43 Sud, which had not been reached by these holes. The extension of holes CN 07 099 and CN 07 107C intercepted strong hydrothermal alteration zones associated with the horizon 43-S while the extensions of holes CN 08 180 and CN 08 182 did not crosscut alteration or significant mineralization. However, an off-hole anomaly was detected at the tip of hole CN 08 180. Two new holes were also drilled in the area of Lens 43. Hole CN 14 291 targeted the extension of Lens 43-S towards the surface and only intercepted alteration while hole CN 14 279 tested the south hinge zone of Lens 43. This hole did not intercept mineralization but an interesting off-hole anomaly was detected on top of this hole to the south.

A hole was drilled in the area of Lens 16-17 with the goal of extending towards the surface the mineralization obtained in hole CN 11 223, which returned values of 3.86% Zn, 0.7% Cu and 75.09 g/t Ag over 44 metres. Hole CN 14 289 crosscut a semi-massive sulphide zone of over 5 metres in thickness, which returned values of 1.13% Zn, 1.18% Cu and 77.22 g/t Ag over 3.35 metres.

Two holes tested the north and depth extensions of Lens 201. Hole CN 14 297B intersected a zone of disseminated sulphides and with veinlets that returned values of 1.38% Cu, 0.38% Zn and 14.13 g/t Ag over 5.85 metres (including 2.22% Cu, 0.5% Zn and 22.23 g/t Ag over 2.85 metres) thus extending Lens 201 by 30 metres to the north. Hole CN 14 298 intersected a large hydrothermal alteration zone that did not return any economic values.

Elsewhere on the property, seven short exploration holes were drilled in the area of Lens Spirit and targeted geophysical or litho-geochemical anomalies. Holes CN 14 280, CN 14 281, CN 14 282, CN 14 285, CN 14 287 and CN 14 288 all crosscut hydrothermal alteration zones variable in intensity and thickness, sometimes accompanied by disseminated mineralization. Only hole CN 14 283 failed to intercept alteration. No significant drill results were obtained in the Spirit area but some off-hole drill anomalies were observed in some of these holes.

Finally, three other holes were drilled to better understand the stratigraphy of some little-explored, favourable sectors of the property. Stratigraphic holes CN 14 277, CN 14 294B and CN 14 295 did not intercept any significant mineralization but crosscut interesting alteration zones that will help integrate the structural model at depth.

Ground Infinitem surveys identified several new anomalies in the southwestern areas of Spirit and Tension. Like the Infinitem anomalies identified by drilling, these anomalies will be followed up in the next campaigns.

Virginia is satisfied with the winter exploration campaign carried out on the Coulon property. Work confirmed the continuity of Lens 257 and Lens 201 at depth. Lens 257 now covers more than 415 metres laterally and remains open in its long axis. It could continue to the south-southwest up to the mineralized intersection of hole 242 and could reach Lens 9-25 at depth to the north northeast. Lens 257 is located on the western side of a complex fold, of which the opposite side to the east reveals an identical geology already comprising three important lenses (Lens 08, Lens 9 25 and Lens 44) totalling more than 12 million tonnes (see press release of April 14, 2009).

******

Work has been carried out by the personnel of Virginia Mines, under the supervision of Mr. Paul Archer, professional engineer geologist. Mr. Archer is a qualified person as defined by National Instrument 43-101 and has more than 30 years of experience in exploration. He read and approved the contents of this press release.

Quality Control

In 2004, Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of its exploration results. This program includes the systematic addition of blank samples and certified standards to each batch sample sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples have been assayed by atomic absorption at the ALS Chemex in Val-d’Or. For the Wabamisk project, samples from veins and from their mineralized wallrocks have been assayed by metallic-sieve method while the other samples were analyzed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more. As for the Coulon project, samples were analyzed by atomic absorption.

About Virginia

(VGQ: TSX) Virginia conducts its exploration activities over the vast, unexplored territories of Northern Quebec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of $40.4 million as at November 30, 2013, and a large area of mining claims in Quebec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President or Paul Archer, Vice-President Exploration

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Zone de la veine Mustang/Mustang vein zone						
Forage/ drillhole	**NAD 27 z18E**	**NAD 27 z18N**	**De/ From**	**À/ To**	**m**	**Au g/t**
WB-14-031	392236	5780993	189.55	191.60	2.05	0.96
WB-14-033	392293	5781040	175.20	189.00	13.80	1.69
incl. veine Mustang/incl. Mustang vein			*180.30*	*187.00*	*6.70*	*2.27*
WB-14-036	392432	5781056	**109.10**	**111.00**	**1.90**	**18.50**
WB-14-037	392275	5781094	246.70	258.45	11.75	1.31
incl. veine Mustang/incl. Mustang vein			*246.70*	*249.40*	*2.70*	*2.19*
WB-14-038	392478	5781069	161.50	162.00	0.50	0.49
WB-13-016ext	392411	5781120	**190.30**	**190.80**	**0.50**	**64.00**
			202.00	**202.40**	**0.40**	**11.60**

Autres intersections sub-parallèles à la veine Mustang/Other intersections sub-parallel to the Mustang vein						
Forage/ drillhole	**NAD 27 z18E**	**NAD 27 z18N**	**De/ From**	**À/ To**	**m**	**Au g/t**
WB-14-031	392236	5780993	96.00	97.40	1.40	0.72
			123.00	124.00	1.00	0.54
WB-14-032	392338	5781103	106.50	107.50	1.00	1.01
			134.20	136.70	2.50	2.00
WB-14-033	392293	5781040	112.20	113.20	1.00	0.74
			124.20	126.20	2.00	0.76
			173.20	174.20	1.00	0.50
			203.80	207.00	3.20	0.65
WB-14-034	392386	5781113	**90.20**	**91.10**	**0.90**	**39.05**
		incl.	*90.20*	*90.65*	*0.45*	*76.00*
WB-14-035	392331	5781175	**107.70**	**108.70**	**1.00**	**4.39**
			212.50	213.50	1.00	1.16
WB-14-036	392432	5781056	**18.00**	**22.00**	**4.00**	**3.61**
			88.00	**90.00**	**2.00**	**3.40**
			98.20	99.20	1.00	0.94
			103.20	104.70	1.50	1.04
			143.00	144.00	1.00	0.57
WB-14-037	392275	5781094	181.00	188.40	7.40	1.73
			200.40	201.40	1.00	0.52
			242.60	243.60	1.00	2.62
			260.50	261.70	1.20	0.85
			270.00	272.00	2.00	1.06
WB-14-038	392478	5781069	67.00	70.00	3.00	0.58
WB-14-039	392693	5781215	**117.20**	**119.20**	**2.00**	**5.24**
		incl.	*117.20*	*118.20*	*1.00*	*10.20*
			157.00	159.60	2.60	1.09
WB-13-016ext	392411	5781120	186.30	188.30	2.00	0.64
WB-13-025ext	392707	5781169	221.30	222.30	1.00	0.60

Indices d'or Challenger-Intercepteur/Challenger-Interceptor gold showings						
Forage/ drillhole	**NAD 27 z18E**	**NAD 27 z18N**	**De/ From**	**À/ To**	**m**	**Au g/t**
WB-14-041	383697	5782502	75.00	78.20	3.20	0.79
		incl.	*75.00*	*76.00*	*1.00*	*1.42*
WB-14-042	383951	5782529	**51.00**	**52.00**	**1.00**	**22.90**
WB-14-043	383992	5782542	61.00	62.00	1.00	0.77

N
WB-14-035
WB-14-037
WB-14-032
WB-14-034
WB-13-016 EXT
WB-14-033
WB-14-031
WB-14-030
WB-14-036
WB-14-038
WB-14-039
WB-13-025 EXT
WB-13-019
WB-13-021
WB-13-023
WB-13-026
WB-13-022
WB-13-020
WB-13-018
WB-13-015
WB-13-024
WB-13-002
WB-13-014
WB-13-001
WB-13-004
WB-13-005
WB-13-003
WB-13-006
WB-13-007
WB-13-008
WB-13-011
WB-13-012
4.39/1.0
1.01/1.0
1.16/.10
39.05/0.9
3.61/4.0
3.40/2.0
1.04/1.5
1.09/2.6
5.24/2.0
incl. 10.2/1.0
2.0/2.5
1.73/7.4
64.0/0.5
11.6/0.4
18.5/1.9
0.49/0.5
1.31/11.75
incl. 2.19/2.7
(veine/vein)
1.06/2.0
2.62/1,0
0.96/2.05
1.43/1.0
1.69/13.8
incl. 2.27/6.7
(veine/vein)
1.9-2.8 Zone Mustang/Mustang zone
1.9-2.8 Autres zones/other zones
Surface Plan/ Plan de surface
Wabamisk – Résultats de forage 2014
veine Mustang/ Mustang 2014 drill result
0 25 50 100
metres

WB-13-008
WB-13-007
WB-13-006
WB-13-005
WB-14-031
WB-13-003
WB-13-004
WB-14-033
WB-14-037
WB-13-001
WB-13-002
WB-13-014
WB-13-015
WB-14-036
WB-13-016 EXT
WB-14-038
0
-200 m
-100 m
1.9-2.4
2.3-1.15
0.69-2.7
2.08-1.0
1.1-2.55
1.07-0.7
3.93-2.8
22.64-2.25
incl 51.3-0.95
(veine/vein)
18.5-1.9
3.66-1.5
incl 6.97-1.0
(veine/vein)
0.49-0.5
0.96-2.05
1.69-13.8
incl. 2.27-6.7
(veine/vein)
0.55-3.6
64-0.5
11.6-0.4
1.31-11.75
incl 2.19-2.7
(veine/vein)
Projet Wabamisk Project
Mines Virginia
Section longitudinale
Veine Mustang
Mustang Vein
Longitudinal section
0
25
50
metres
250⁰
070⁰
Point de percée/ Pierce point
1.9-2.8
Intersection 2013/2013 intersection (g/t Au-m)
1.9-2.8
Intersection 2014/2014 intersection (g/t Au-m)

RÉSULTATS DE LA CAMPAGNE DE FORAGE HIVER 2014/ RESULTS OF THE WINTER 2014 DRILL PROGRAM

Forage Hole	Ligne Line	Station	Azimut	Dip	Longueur Length		De From	A To	Longueur Length	Épaisseur vraie True Thickness	Zn %	Cu %	Pb %	Ag g/t	Au g/t
GRILLE PRINCIPALE/ MAIN GRID															
Lentille 257 Lens															
CN-14-276	19+50N	1+11E	N120	-60	1039		976.70	980.60	3.90	3.90	14.17	1.47	1.09	54.18	0.07
CN-14-278	18+36N	0+39E	N120	-60	955		749.20	751.90	2.70	2.70	1.91	0.95	0.09	22.94	0.11
CN-14-284A	17+83N	0+46E	N118	-60	40					Annulé pour cause de déviation / Cancelled due to deviation					
CN-14-284B	17+83N	0+46E	N118	-60	32					Annulé pour cause de déviation / Cancelled due to deviation					
CN-14-286	17+55N	1+40E	N120	-60	963		700.50	706.30	5.80	5.80	3.05	0.16	0.28	36.00	0.09
							754.60	755.10	0.50	-	1.69	0.74	0.05	27.30	0.10
							871.20	872.00	0.80	-	0.22	1.01	0.02	12.40	0.10
							896.00	897.00	1.00	1.00	1.16	2.52	0.07	46.90	0.39
							900.00	901.45	1.45	1.45	0.06	0.08	0.02	3.50	0.90
							908.40	911.85	3.45	3.45	0.62	0.81	0.16	24.07	0.65
CN-14-290	15+60N	0+25E	N120	-60	856		782.20	783.20	1.00	1.00	0.33	0.33	0.03	7.50	1.12
CN-08-214	18+00N	4+80E	N087	-75	1008	168	965.05	965.20	0.15	-	2.37	0.04	0.00	1.90	0.00
Lens 242 Lens															
CN-14-292A	10+55N	1+23W	N120	-54	61					Annulé pour cause de déviation / Cancelled due to deviation					
CN-14-292B	10+55N	1+23W	N120	-54	625		503.00	503.65	0.65	-	0.10	0.20	0.01	19.40	2.25
							574.50	576.50	2.00	2.00	1.83	0.16	0.95	349.50	0.33
CN-14-293	12+23N	1+20W	N120	-54	653		611.00	611.50	0.50	-	3.85	0.23	0.07	10.30	0.23
CN-14-296A	10+09N	1+49E	N115	-54	213					Annulé pour cause de déviation / Cancelled due to deviation					
CN-14-296B	10+11N	1+52E	N120	-55	598						NSA				
Lentille 43 Lens															
CN-07-099	6+64N	3+81W	N121	-61	711	183	630.80	632.00	1.20	-	1.09	0.11	0.10	3.40	0.05
CN-07-107C	6+69N	3+86W	N135	-61	738	240	627.10	627.70	0.60	-	2.39	0.04	0.24	7.20	0.08
CN-08-180	6+31N	4+96W	N125	-63	924	270					NSA				
CN-08-182	7+25N	4+53W	N122	-62	822	210	775.00	775.90	0.90	-	0.22	0.26	0.00	7.80	0.18
CN-14-279	3+09N	7+79W	N130	-66	1158						NSA				
CN-14-291	8+20N	1+00W	N130	-53	481		159.25	159.90	0.65	-	2.94	0.15	0.04	3.40	0.01
Lentille 16-17 Lens															
CN-14-289	4+03N	9+88E	N089	-57	454		359	359.40	0.40	-	0.10	1.56	0.00	50.80	0.31
							366.60	369.95	3.35	2.70	1.14	1.18	0.46	77.22	0.16
							384.60	384.95	0.35	-	1.54	2.08	0.62	98.20	0.10
Lentille 201 Lens															
CN-14-297A	21+50S	4+84W	N274	-61	52					Annulé pour cause de déviation / Cancelled due to deviation					
CN-14-297B	21+50S	4+84W	N270	-61	802		692.9	698.75	5.85	4.85	0.38	1.38	0.01	14.13	0.22
						inc.	692.9	695.75	2.85	2.40	0.5	2.22	0.01	22.23	0.32
CN-14-298	20+75S	5+10W	N270	-61	802						NSA				
Stratigraphie / Stratigraphy															
CN-14-277	9+96N	4+78E	N080	-70	1057						NSA				
CN-14-295	9+00N	7+98E	N090	-65	769						NSA				
CN-14-294A	24+98N	12+70E	N270	-78	38					Annulé pour cause de déviation / Cancelled due to deviation					
CN-14-294B	24+98N	12+70E	N270	-78	1201						NSA				
Secteur Spirit Area															
CN-14-280	48+75N	53+70W	N285	-55	524		509.00	510.00	1.00	-	0.39	0.24	0.01	10.30	0.07
CN-14-281	48+00N	61+21W	N240	-50	225						NSA				
CN-14-282	54+59N	68+35W	N255	-60	175						NSA				
CN-14-283	54+07N	62+68W	N225	-55	199						NSA				
CN-14-285	43+68N	58+93W	N225	-50	298						NSA				
CN-14-287	28+80N	59+97W	N250	-50	189						NSA				
CN-14-288	28+23N	55+93W	N20	-45	253						NSA

345 000 mE
346 000 mE
347 000 mE
348 000 mE
349 000 mE
350 000 mE
351 000 mE
352 000 mE
353 000 mE
354 000 mE
6 078 000 mN
6 077 000 mN
6 076 000 mN
6 075 000 mN
6 074 000 mN
6 073 000 mN
6 072 000 mN
6 071 000 mN
6 070 000 mN
6 069 000 mN
6 066 000 mN
N
W
E
S
CN-14-282
CN-14-283
CN-14-280
CN-14-281
CN-14-285
CN-14-287
CN-14-288
CN-14-276
CN-14-294B
CN-14-278
CN-14-284B
CN-14-286
CN-14-290
CN-14-293
CN-14-292B
CN-14-277
CN-14-296B
CN-14-295
CN-14-291
CN-14-289
CN-14-279
CN-14-298
CN-14-297B
GEOLOGICAL LEGEND
LÉGENDE GÉOLOGIQUE
RHYOLITE
DACITE
ORTHOGNEISS
HIGH-TI BASALT / BASALTE HAUT-TI
MASSIVE SULPHIDES / SULFURES MASSIFS
DIABASE DYKE / DYKE DE DIABASE
FELSIC INTRUSION / INTRUSION FELSIQUE
ULTRAMAFIC INTRUSION / INTRUSION ULTRAMAFIQUE
ANDESITE / ANDÉSITE
KOMATIITIC BASALT / BASALTE KOMATIITIQUE
ALTERATION ZONE / ZONE D'ALTÉRATION
BIF AND EXHALITE / FORMATION DE FER ET EXHALITE
LOW-TI BASALT / BASALTE BAS-TI
Mines Virginia Inc.
Drillhole location/
Localisation des forages
Date : 2014-05-06
Winter 2014 Campaign/
Campagne Hiver 2014
Author: I.Roy
Office : Québec
Mines Coulon
Drawing:
Scale : 1:50000
Projection : UTM Zone 19 (NAD 83)
0
0,5
1
2
kilometres

Lens 257
CN-14-296B
NSA
CN-11-249
0.32% Zn, 2.89% Cu, 33.10 g/t Ag / 0.20m
CN-11-248
1.24% Zn, 0.40% Cu, 3.60 g/t Ag / 1.15m
CN-11-242
0.72% Zn, 2.05% Cu, 20.80 g/t Ag & 0.19 g/t Au / 11.20m
CN-12-260
3.12 Zn, 2.38% Cu, 21.09 g/t Ag / 1.40m
CN-14-292B
1.83% Zn, 0.16% Cu & 0.95% Pb, 349.50 g/t Ag & 0.33 g/t Au / 2.00 m
CN-14-293
3.85% Zn, 0.23% Cu & 10.30 g/t Ag / 0.50 m
CN-11-229
0.72% Zn, 0.03% Cu, 19.90g/t Ag & 0.74 g/t Au / 1.40m
CN-13-270
CN-13-269B
2.05% Zn, 0.08% Cu, 17.13 g/t Ag / 0.90m
CN-14-290
0.33% Zn, 0.33% Cu & 7.50 g/t Ag & 1.12 g/t Au / 1.00m
CN-12-263
6.19% Zn, 1.49% Cu, 24.86g/t Ag / 8.40m
CN-12-265
1.60% Zn, 1.39% Cu, 126.98 g/t Ag & 2.12 g/t Au / 9.35 m
CN-12-257
11.06% Zn, 1.67% Cu, 26.45 g/t Ag / 11.00 m
CN-13-268
1.00% Zn, 1.24% Cu, 20.08 g/t Ag / 2.50m
CN-14-278
NIL
CN-12-262
0.02% Zn, 0.37% Cu, 370.00 g/t Ag & 7.17 g/t Au / 3.00m
CN-13-273
14.65% Zn, 2.04% Cu, 35.83 g/t Ag / 7.35 m
CN-12-264B
1.03% Zn, 22.33 g/t Ag & 0.41 g/t Au / 2.50m
CN-13-266
0.12% Zn, 1.37% Cu, 22.20 g/t Ag / 0.50 m
CN-13-267
NIL
CN-14-276
14.17% Zn, 1.47% Cu, 1.09 % Pb & 54.18 g/t Ag / 3.90m
CN-13-271
7.15% Zn, 2.39% Cu, 38.77 g/t Ag / 24.35 m
inc. 9.48% Zn, 3.11% Cu, 46.16 g/t Ag / 15.70m
CN-14-286
0.22% Zn, 1.01% Cu & 12.40 g/t Ag / 0.80m
1.16% Zn, 2.52% Cu & 46.90g/t Ag / 1.00m
0.62% Zn, 0.81% Cu & 24.07g/t Ag / 3.45m
CN-13-272
NIL
CN-08-204
NIL
CN-08-190
NIL
CN-08-196
NIL
CN-08-150B
0.51% Zn, 0.41% Cu, 8.11 g/t Ag / 3.45 m
CN-08-206
NIL
CN-08-209
NIL
CN-07-057
NIL
CN-05-035
NIL
CN-08-214
2.37% Zn, 0.04% Cu & 1.90 g/t Ag / 0.15m
CN-08-208
NIL
CN-08-212
NIL
CN-08-166
NIL
CN-07-071B
NIL
CN-08-138D
10.78% Zn, 0.78% Cu, 9.89 g/t Ag / 2.75 m
CN-08-144
1.12% Zn, 0.59% Cu, 9.00 g/t Ag / 1.00 m
CN-08-177B
NIL
CN-08-184C
NIL
CN-08-176
NIL
CN-08-168
NIL
CN-08-149
2.22% Zn, 2.34% Cu, 40.57 g/t Ag / 2.10 m
7.15% Zn, 0.77% Cu, 14.30 g/t Ag / 7.45 m
3.03% Zn, 0.90% Cu, 18.81 g/t Ag / 14.60 m
3.63% Zn, 5.77% Cu, 92.66 g/t Ag / 2.35 m
CN-08-175
NIL
W
S
N
E
Vue en Plan / Plan View
Lens 257 /
Lentille 257
VIRGINIA
Projet Coulon
Coulon Project
Nouveaux résultats / New results
Anciens résultats / Old results
1:2000
Lens 9-25 & 257 Mineralized Envelope
Alteration Zone
Ouvert / Open